Exhibit 21.1

List of Subsidiaries of EyePoint, Inc.

Subsidiary Name	Jurisdiction of Incorporation
EyePoint US, Inc.	Delaware
pSiMedica Limited	United Kingdom
EyePoint Pharmaceuticals Securities Corporation	Massachusetts
Icon Bioscience, Inc.	Delaware